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GEOFFREY CHAN *

SHU DU *

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EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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June 9, 2020

VIA EDGAR

Mr. Larry Spirgel, Assistant Director

Mr. Michael C. Foland, Attorney Adviser

Mr. Robert Littlepage, Accounting Branch Chief

Mr. Charles Eastman, Staff Accountant

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898)

Response to the Staff’s Comments on the Amendment No. 4 to

Registration Statement on Form F-1 Filed on June 5, 2020

Dear Mr. Spirgel, Mr. Foland, Mr. Littlepage and Mr. Eastman:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the verbal comment received from the Staff on amendment no. 4 to the Company’s registration statement on Form F-1 filed on June 5, 2020 (the “Revised Registration Statement”). The dictated comment is presented in bold and followed by the Company’s response. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

June 9, 2020

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 5 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including certain exhibit thereto and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

Verbal comment on June 8, 2020

1.

In relation to response to comment 2 in the last comment letter, we noticed service revenue decreased as a percentage of revenue before the COVID-19 outbreak. Please explain the reason and whether this trend may continue regardless of the virus outbreak.

The Company respectfully advises the Staff that the decrease in the percentage of its revenues from services from 2017 to 2019 was primarily due to the increasing demand from the Company’s business partners of the Company’s PaaS or SaaS services, which drove up sales of terminals that the partners operate on the Company’s platform to utilize its PaaS or SaaS service, while the business partners procured data traffic allowance from local sources given their existing business relationship instead of from us. During the first quarter of 2020, the impact of the COVID-19 pandemic, which has caused a decline in our revenues from international data connectivity services, further contributed to the trend.

Excluding the impact of the COVID-19 pandemic, the Company cannot feasibly predict the future trend with certainty, since the percentage of revenues from services will depend on multiple factors that cannot be ascertained at the moment. For example, after the business partners purchase the Company’s PaaS or SaaS service and the related terminals to utilize such service on the Company’s platform, the business partners may or may not purchase the Company’s data connectivity services depending on the business partners’ cooperation with local MNOs and carriers, and as a result, the availability and pricing of mobile data traffic. Such availability and pricing may differ from region to region, and partner to partner. Moreover, while the Company sees increasing demand for its PaaS or SaaS service, the timing of and the extent to which such increased demand, along with the recovery and growth of data connectivity services, may offset the increase in sales of products is uncertain. Therefore, the Company expects that the percentage of its revenues from services may continue to decrease after the COVID-19 pandemic.

Accordingly, the Company has revised the disclosure on page 96 of the Revised Registration Statement.

*        *        *

If you have any questions regarding the Company’s response, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ricky W Shin, Partner, PricewaterhouseCoopers Zhong Tian LLP

David Zhang, Esq., Partner, Kirkland & Ellis LLP

Steve Lin, Esq., Partner, Kirkland & Ellis LLP